UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               WORLD ACCESS, INC.
                               ------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    98141A101
                                    ---------
                                 (CUSIP Number)

                               LAWRENCE C. TUCKER
                          Brown Brothers Harriman & Co.
                                 59 Wall Street
                               New York, New York
                                 (212) 483-1818
                     ---------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 April 21, 1999
                     ---------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98141A101

1        NAME OF REPORTING PERSON

         THE 1818 FUND III, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]

         (b) [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE

                               7     SOLE VOTING POWER
            NUMBER OF                -0-
             SHARES            8     SHARED VOTING POWER
          BENEFICIALLY               6,086,957
            OWNED BY           9     SOLE DISPOSITIVE POWER
         EACH REPORTING              -0-
           PERSON WITH         10    SHARED DISPOSITIVE POWER
                                     6,086,957

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,086,957 (assuming exercise of the option in full and conversion of Preferred Stock)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.95% (assuming exercise of the option in full and conversion of Preferred Stock)

14       TYPE OF REPORTING PERSON
         PN

CUSIP No. 98141A101

1        NAME OF REPORTING PERSON

         BROWN BROTHERS HARRIMAN & CO.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]

         (b) [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         NEW YORK

                               7     SOLE VOTING POWER
            NUMBER OF                -0-
             SHARES            8     SHARED VOTING POWER
          BENEFICIALLY               6,086,957
            OWNED BY           9     SOLE DISPOSITIVE POWER
         EACH REPORTING              -0-
           PERSON WITH         10    SHARED DISPOSITIVE POWER
                                     6,086,957

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,086,957 (assuming exercise of the option in full and conversion of Preferred Stock)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.95% (assuming exercise of the option in full and conversion of Preferred Stock)

14       TYPE OF REPORTING PERSON
         PN

CUSIP No. 98141A101

1        NAME OF REPORTING PERSON

         T. MICHAEL LONG

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]

         (b) [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES

                               7     SOLE VOTING POWER
            NUMBER OF                -0-
             SHARES            8     SHARED VOTING POWER
          BENEFICIALLY               6,086,957
            OWNED BY           9     SOLE DISPOSITIVE POWER
         EACH REPORTING              -0-
           PERSON WITH         10    SHARED DISPOSITIVE POWER
                                     6,086,957

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,086,957 (assuming exercise of the option in full and conversion of Preferred Stock)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.95% (assuming exercise of the option in full and conversion of Preferred Stock)

14       TYPE OF REPORTING PERSON
         IN

CUSIP No. 98141A101

1        NAME OF REPORTING PERSON

         LAWRENCE C. TUCKER

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]

         (b) [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES

                               7     SOLE VOTING POWER
            NUMBER OF                -0-
             SHARES            8     SHARED VOTING POWER
          BENEFICIALLY               6,086,957
            OWNED BY           9     SOLE DISPOSITIVE POWER
         EACH REPORTING              -0-
           PERSON WITH         10    SHARED DISPOSITIVE POWER
                                     6,086,957

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,086,957 (assuming exercise of the option in full and conversion of Preferred Stock)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.95% (assuming exercise of the option in full and conversion of Preferred Stock)

14       TYPE OF REPORTING PERSON
         IN

Item 1.  Security and Issuer.

         This Statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of World Access, Inc., a Delaware corporation (the "Company"), whose principal executive office is located at Suite 2240, 945 East Paces Ferry Road, Atlanta, Georgia 30326. Although no person identified in Item 2 has acquired any shares of Common Stock, such persons may be deemed to be beneficial owners of shares of Common Stock reported in Item 5 by virtue of their acquisition of shares of preferred stock and an option to acquire shares of preferred stock described in Items 3 and 5.

Item 2.  Identity and Background.

         (a), (b), (c) and (f). This Statement on Schedule 13D is being filed by The 1818 Fund III, L.P., a Delaware limited partnership (the "Fund"), Brown Brothers Harriman & Co., a New York limited partnership and general partner of the Fund ("BBH&Co."), T. Michael Long ("Long") and Lawrence C. Tucker ("Tucker") (the Fund, BBH&Co., Long and Tucker are referred to collectively herein as the "Reporting Persons").

         The Fund was formed to provide a vehicle for institutional and substantial corporate investors to acquire significant equity interests in medium-sized publicly owned United States corporations. BBH&Co. is a private bank. Pursuant to a resolution adopted by the partners of BBH&Co., BBH&Co. has designated and appointed Long and Tucker, or either of them, the sole and exclusive partners of BBH&Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the Common Stock.

         The address of the principal business and principal offices of the Fund and BBH&Co. is 59 Wall Street, New York, New York 10005.

         The business address of each of Long and Tucker is 59 Wall Street, New York, New York 10005. The present principal occupation or employment of each of Long and Tucker is as a general partner of BBH&Co. Long and Tucker are citizens of the United States.

         The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each general partner of BBH&Co. is set forth on Schedule I hereto and is incorporated herein by reference.

         (d) and (e). During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on
Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to a Stock Purchase Agreement, dated April 19, 1999 (the "Stock Purchase Agreement"), between the Company and the Fund, (i) the Company issued, and the Fund acquired from the Company, 50,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), of the Company (the "Initial Preferred Shares") for an aggregate purchase price of $50,000,000, and
(ii) the Company granted, and the Fund received from the Company, the option to acquire, in multiples of 5,000 shares, up to 20,000 additional shares of Preferred Stock (the "Additional Shares") for $1,000 per share. A copy of the Stock Purchase Agreement is attached hereto as Exhibit 1 and is hereby incorporated by reference. The Initial Preferred Shares are, and the Additional Shares when acquired will be, convertible at the holder's option into a number of shares of Common Stock equal to $1,000 per share of Preferred Stock divided by the Conversion Price, set at $11.50, but subject to antidilution adjustments set forth in the Certificate of Designation of the Preferred Stock. A copy of the Certificate of Designation of the Preferred Stock is attached hereto as
Exhibit 2 and is hereby incorporated by reference.

         The Fund has also entered into a Registration Rights Agreement, dated April 21, 1999 (the "Registration Rights Agreement"), between the Company and the Fund, pursuant to which the Company has agreed, under the terms and conditions set forth therein, to register under the Securities Act of 1933, as amended, the Common Stock issuable upon the conversion of the shares of Preferred Stock held by the Fund and all other shares of Common Stock held by the Fund. A copy of the Registration

Rights Agreement is attached hereto as Exhibit 3 and is hereby incorporated by reference.

         The consideration paid by the Fund for the Initial Preferred Shares consisted of $50,000,000 in cash, which was obtained by the Fund from capital contributions made by its partners pursuant to pre-existing capital commitments. Any purchase by the Fund of the Additional Shares would be funded in the same manner.

Item 4.  Purpose of Transaction.

         The Fund has acquired the securities of the Company for investment purposes only. The Stock Purchase Agreement contains, among other things, certain provisions that relate to (i) the Fund's acquisition of additional securities of the Company, and (ii) the disposition of securities of the Company.

         Under the Stock Purchase Agreement, the Fund invested $50,000,000 and has the option to purchase up to an additional $20,000,000 of Preferred Stock. Pursuant to the terms of the Stock Purchase Agreement, the Fund shall have the right to designate one individual to the Board of Directors for so long as it holds 20% of the shares of Common Stock issued or issuable upon conversion of the Preferred Stock (whether or not the Preferred Stock has been converted).

         The Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to the availability of shares of Common Stock at prices deemed favorable, the Company's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of the shares of Common Stock or Preferred Stock in open market or in privately negotiated transactions, subject to the factors and conditions referred to above, the Stock Purchase Agreement, and compliance with applicable laws.

         Except as described in the Registration Rights Agreement and as set forth above in this Item 4, no Reporting Person has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) through (c). As set forth above, in connection with the closing under the Stock Purchase Agreement, the Fund acquired the 50,000 Initial Preferred Shares and the option to acquire up to 20,000 Additional Shares. Accordingly, as of April 21, 1999, assuming the purchase of 20,000 Additional Shares and the subsequent conversion of the shares of Preferred Stock held by the Fund into shares of Common Stock as of such date, the Fund may be deemed to own 6,086,957 shares of Common Stock, which, based on calculations made in accordance with Rule 13-d3(d) promulgated under the Securities Exchange Act of 1934, as amended, and there being 44,866,395 shares of Common Stock outstanding on April 21, 1999 (as represented to the Fund by the Company), represents 11.95% of the outstanding shares of Common Stock.

         By virtue of BBH&Co.'s relationship with the Fund, BBH&Co. may be deemed to beneficially own 6,086,957 shares of Common Stock, representing approximately 11.95% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding on April 21, 1999 as represented by the Company to the Fund). By virtue of the resolution adopted by BBH&Co. designating Long and Tucker, or either of them, as the sole and exclusive partners of BBH&Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the securities of the Company, each of Long and Tucker may be deemed to beneficially own 6,086,957 shares of Common Stock, representing approximately 11.95% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding on April 21, 1999 as represented by the Company to the Fund).

         Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the proceeding 60 days.

         Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable to this filing.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Common Stock of the Issuer.

         The Company and the Fund are parties to the Registration Rights Agreement which gives the Fund, among other things, the right, on the terms and conditions set forth therein, to require the Company to register for sale to the public the shares of Common Stock issued upon the conversion of the Preferred Stock and any shares of Common stock held by the Fund.

         Pursuant to the Stock Purchase Agreement, so long as the Reporting Persons continue to hold collectively at least 5% of the total number of shares of Common Stock issued or issuable upon conversion of the Preferred Stock, if John D. Phillips ("Phillips") at any time or from time to time proposes or agrees to sell or transfer to a Person (as defined in the Stock Purchase Agreement) or a group of Persons, in any transaction or series of transactions, 35% or more of the shares of

Common Stock held by him as of the closing of the Stock Purchase Agreement, Phillips is required to give written notice of such proposed sale to the Reporting Persons within 15 Business Days (as defined in the Stock Purchase Agreement) prior to the date of such sale. Such notice must state the price and other terms of the proposed transaction, as well as the number of shares proposed to be sold. The Reporting Persons may, upon notice to Phillips, participate in such sale on the same terms and conditions as those offered by Phillips to such third party. This provision does not apply to certain transfers by Phillips to his spouse, lineal descendants or entities for their benefit or controlled by Phillips.

         Except as described elsewhere in this Statement and as set forth in the Stock Purchase Agreement and the Registration Rights Agreement, to the best knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material To Be Filed as Exhibits.

         1. Stock Purchase Agreement, dated April 19, 1999, between Company and the Fund.

         2. Certificate of Designation of the Preferred Stock.

         3. Registration Rights Agreement, dated April 21, 1999, between the Company and the Fund.

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 6, 1999

                                     THE 1818 FUND III, L.P.

                                     By: Brown Brothers Harriman & Co.,
                                         General Partner


                                     By: /s/ Lawrence C. Tucker
                                         ----------------------
                                         Name:  Lawrence C. Tucker
                                         Title: Partner


                                     BROWN BROTHERS HARRIMAN & CO.


                                     By: /s/ Lawrence C. Tucker
                                         ----------------------
                                         Name:  Lawrence C. Tucker
                                         Title: Partner


                                     /s/ T. Michael Long
                                     -------------------
                                     T. Michael Long


                                     /s/ Lawrence C. Tucker
                                     ----------------------
                                     Lawrence C. Tucker

                                   SCHEDULE I
                                   ----------

         Set forth below are the names and positions of all of the general partners of BBH & Co. The principal occupation or employment of each person listed below is private banker, and, unless otherwise indicated, the business address of each person is 59 Wall Street, New York, New York 10005. Unless otherwise indicated, each person listed below is a citizen of the United States.


                                          Business Address
                                          (if other than as
Name                                      indicated above)
----                                      ----------------
J. William Anderson
Peter B. Bartlett
Brian A. Berris
Taylor S. Bodman                          40 Water Street
                                          Boston, Massachusetts 02109
John J. Borland
Walter H. Brown
Douglas A. Donahue, Jr.                   40 Water Street
                                          Boston, Massachusetts 02109
Anthony T. Enders
Alexander T. Ercklentz
Terrence M. Farley
John A. Gehret                            525 Washington Boulevard
                                          Jersey City, New Jersey 07310-1692
Elbridge T. Gerry, Jr.
Kristen F. Giarrusso
Robert R. Gould

                                          Business Address
                                          (if other than as
Name                                      indicated above)
----                                      ----------------
Kyosuke Hashimoto                         8-14 Nihonbashi 30-Chome Chuo-ku
(citizen of Japan)                        Tokyo 103, Japan

Radford W. Klotz
Ronald J. Hill
Landon Hilliard
Michael Kraynak, Jr.
Susan C. Livington                        40 Water Street
                                          Boston, Massachusetts 02109
T. Michael Long
Hampton S. Lynch, Jr.
Michael W. McConnell
William H. Moore III
Donald B. Murphy
John A. Nielsen
Eugene C. Rainis
A. Heaton Robertson                       40 Water Street
                                          Boston, Massachusetts 02109

Jeffrey A. Schoenfeld                     40 Water Street
                                          Boston, Massachusetts 02109

Stokley P. Towles                         40 Water Street
                                          Boston, Massachusetts 02109

Andrew J.F. Tucker
Lawrence C. Tucker
Maarten van Hengel
Douglas C. Walker                         1531 Walnut Street
                                          Philadelphia, Pennsylvania  19102

Laurence F. Whittemore

                                          Business Address
                                          (if other than as
Name                                      indicated above)
----                                      ----------------
Richard H. Witmer, Jr.

                                INDEX TO EXHIBITS


                                                                      Page
Exhibit                       Description                            Number
-------                       -----------                            ------
   1                Stock Purchase Agreement, dated
                    April 19, 1999, between the Company
                    and the Fund

   2                Certificate of Designation of the
                    Preferred Stock

   3                Registration Rights Agreement, dated
                    April 21, 1999, between the Company
                    and the Fund